UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.  1)(1)

ChinaGrowth South Acquisition Corporation

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

G21117125

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21117125

1.	Names of Reporting Persons David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 375,400

	6.	Shared Voting Power 119,900

	7.	Sole Dispositive Power 400,000

	8.	Shared Dispositive Power 100,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G21117125

1.	Names of Reporting Persons Dorset Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 357,400

	6.	Shared Voting Power 119,000

	7.	Sole Dispositive Power 400,000

	8.	Shared Dispositive Power 100,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.1%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer ChinaGrowth South Acquisition Corporation
	(b)	Address of Issuer’s Principal Executive Offices 1818 Canngong Road, Fengxian Shanghai Chemical Industry Park Shanghai, China 201417

Item 2.
	(a)	Name of Person Filing David M. Knott; Dorset Management Corporation
	(b)	Address of Principal Business Office or, if none, Residence 485 Underhill Boulevard, Suite 205 Syosset, New York 11791
	(c)	Citizenship David M. Knott - United States of America; Dorset Management Corporation - New York
	(d)	Title of Class of Securities Common Stock, $0.001 Par Value
	(e)	CUSIP Number G21117125

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

David M. Knott; Dorset Management Corporation

See Rows 5 through 9 and 11 on pages 2 and 3.

As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of the number of shares of Common Stock of ChinaGrowth South Acquisition Corp. (the “Company”) set forth on Row 9 of the corresponding Cover Page of this Schedule 13G for such Reporting Person, which shares are a constituent part of the Company’s Units (“Units”), of which each Reporting Person may be deemed to hold the number set forth on Row 9 of the corresponding Cover Page of this Schedule 13G for such Reporting Person.  Each Unit consists of (i) one share of Common Stock and (ii) one Warrant (“Warrant”).  Each Warrant entitles the holder to purchase one share of the Company’s Common Stock at a price of $6.00.  Each Warrant will become exercisable on the later of the Company’s completion of a business combination with a target business or January 23, 2008, and will expire on January 23, 2011, or earlier upon redemption.

Of the aggregate number of shares of the Common Stock reported in each of Rows 6, 8 and 9 on pages 2-3 of this Schedule 13G, 100,000 shares (the “Ostra Shares”) of each such number of shares are owned by Ostra Capital Partners, L.P. (“Ostra”). The general partner of Ostra is Ostra GP, LLC, and the manager of Ostra GP, LLC is an individual named Richard Murawczyk.  Mr. Murawczyk is employed by one or more entities controlled by David M. Knott and Mr. Murawczyk and David M. Knott have entered into an agreement with respect to security investments by Ostra.  The Ostra Shares have been included in the number of shares reported as beneficially owned by David M. Knott in this Schedule 13G to avoid any potential question regarding compliance with appropriate public disclosure requirements in the event that Ostra or any of its affiliates or controlling persons and David M. Knott might be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  David M. Knott does not have any power to vote or direct the vote or dispose or direct the disposition of the Ostra Shares.

The inclusion of the Ostra Shares in the number of shares reported as beneficially owned by David M. Knott in this Schedule 13G or any amendment hereto does not constitute an admission that David M. Knott and Ostra or any of their respective affiliates or controlling persons are members of a “group” for purposes of the Exchange Act or the rules promulgated thereunder or for any other purpose whatsoever. David M. Knott expressively disclaims beneficial ownership of any Common Stock beneficially owned by Ostra or its affiliates or controlling persons.

(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date

/s/ David M. Knott
Signature

DORSET MANAGEMENT CORPORATION

By:	/s/ David M. Knott
David M. Knott, President